UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Loral Space & Communications Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)
543881106

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 31, 2007

(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Anguilla, British West Indies

	7	SOLE VOTING POWER:

NUMBER OF		2,235,423

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,235,423

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,235,423

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR ADVISORS LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,512,548

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,512,548

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,512,548

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,120,249

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,120,249

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,120,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,630,350

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,630,350

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,630,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS II LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,550,936

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,550,936

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,550,936

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS IIA LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,907,333

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,907,333

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,907,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	18.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS II LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		5,458,269

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,458,269

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,458,269

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS III LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,009,310

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,009,310

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,009,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS III LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,009,310

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,009,310

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,009,310

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS: MHR FUND MANAGEMENT LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		17,610,477

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,610,477

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,610,477

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	57.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS: MARK H. RACHESKY, M.D.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		17,620,477

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,620,477

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,620,477

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	57.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN; HC

Page 13 of 23 Pages
     This Statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 7, the Schedule 13D filed on November 30, 2005 (the “Original 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on February 28, 2007 by Amendment No. 3 to the Original 13D (“Amendment No. 3”), on March 21, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4”), on August 9, 2007 by Amendment No. 5 to the Original 13D (“Amendment No. 5”) and on August 31, 2007 by Amendment No. 6 (together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 6.
Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

Closing of Telesat Transaction.

     According to the Issuer’s Form 8-K, dated October 29, 2007 (the “Form 8-K”), the transactions contemplated by the Telesat SPA and the Skynet Transfer Agreements were consummated on such date.

Entry into Omnibus Agreement.

     According to the Issuer’s Form 8-K, on October 30, 2007, the Issuer, Loral Skynet, PSP, Red Isle Private Investments Inc., a Canadian company and a wholly owned subsidiary of PSP (“Red Isle”) and Holdco entered into an Omnibus Agreement (as amended, the “Omnibus Agreement”). The Omnibus Agreement provided for (i) Loral Skynet to transfer to Holdco, on or before October 30, 2007, certain foreign currency exchange related agreements that were entered into by Loral Skynet for the benefit of Holdco in connection with the debt financing for the Telesat acquisition, and (ii) PSP to pay to Holdco, simultaneously with the closing of the transactions contemplated by the Asset Transfer Agreement, dated August 7, 2007, by and among Holdco, Loral Skynet and the Issuer (the “Asset Transfer Agreement”), an amount equal to the economic benefit of certain foreign currency exchange related agreements that were entered into by PSP for the benefit of Holdco in connection with the debt financing for the Telesat acquisition. Such transfer by Loral Skynet was completed on October 23, 2007, and such payment by PSP was effected on October 31, 2007. In consideration for such transfer and payment, Holdco issued shares to Loral Skynet and PSP such that, upon the completion of the issuances of Holdco shares under the Omnibus Agreement, the Asset Transfer Agreement, the Subscription Agreement, dated August 7, 2007, by and among PSP, Red Isle and Holdco (the “PSP Subscription Agreement”) and certain other related definitive agreements: (a) the Issuer owned, directly or indirectly, shares of Holdco representing 64% of the economic equity interests and 33 1/3% of the voting equity interests of Holdco; and (b) PSP owned, directly or indirectly, shares of Holdco representing 36% of the economic equity interests and 66 2/3% of the non-director voting equity interests of Holdco.

     In addition, the Omnibus Agreement provided for certain amendments, modifications and clarifications of the provisions of the PSP Subscription Agreement, the Asset Transfer Agreement and the Ancillary Agreement, by and among the Issuer, Loral Skynet, PSP, Holdco and 4363230 Canada Inc., a Canadian company formed as a wholly owned subsidiary of Telesat Interco Inc. (formerly 4363213 Canada Inc.)(“Telesat Interco”) (the “Ancillary Agreement”).

     The foregoing discussion of the Omnibus Agreement is qualified in its entirety by reference to the Omnibus Agreement, which is incorporated herein by reference as Exhibit 10.1 to the Form 8-K.

Entry into Amending Agreement.

     According to the Form 8-K, on October 31, 2007, Red Isle, PSP, Telesat, the Issuer and Loral Skynet entered into an Amending Agreement (the “Amending Agreement”) providing for certain amendments to: (i) the rights, privileges, restrictions and conditions attaching to the Senior Preferred Shares, Common Shares, Voting Participating Preferred Shares, Non-Voting Participating Preferred Shares, Redeemable Common Shares and Redeemable Non-Voting Participating Preferred Shares of Holdco (each such term, as defined in the Shareholders’ Agreement); and (ii) the terms of the Shareholders’ Agreement and the Consulting Services Agreement, dated October 31, 2007, by and between the Issuer and Telesat (the “Consulting Services Agreement”). The amendments to such classes of equity shares of Holdco took effect prior to the issuance thereof pursuant to the Asset Transfer Agreement, the PSP Subscription Agreement and the Omnibus Agreement (as applicable). In addition, the amendments to the Shareholders’ Agreement and Consulting Services Agreement were reflected in the agreements that were entered into by the parties thereto in connection with the consummation of the transactions contemplated by the Asset Transfer Agreement.

     The foregoing discussion of the Amending Agreement is qualified in its entirety by reference to the Amending Agreement, and Schedule A attached thereto, which contains the terms of the Senior Preferred Shares of Holdco, copies of which are incorporated herein by reference as Exhibit 10.2 to the Form 8-K.

Entry into Shareholders’ Agreement.

     Pursuant to the Asset Transfer Agreement, on October 31, 2007, PSP, Red Isle, the Issuer, Loral Space & Communications Holdings Corporation, a Delaware corporation and a direct wholly owned subsidiary of the Issuer, Loral Holdings Corporation, a Delaware corporation and an indirect wholly owned subsidiary of the Issuer, Loral Skynet, two third-party investors, Holdco, the Purchaser, Telesat and Fund Management entered into the Shareholders’ Agreement. Among other things, the Shareholders’ Agreement provides for the manner in which the affairs of Holdco and its subsidiaries will be conducted and the relationships among the parties thereto and future shareholders of Holdco. Specifically, the Shareholders’ Agreement provides for Holdco’s capital structure, the number and election of members of its board of directors, meetings of directors, the required vote of the board of directors to take certain actions, the approval of the Loral Skynet related transaction, the officers and the rights of observers of the board of directors.

     The Shareholders’ Agreement provides for a board of directors of each of Holdco, Telesat Interco and Telesat consisting of ten directors, three nominated by the Issuer, three nominated by PSP and four independent directors to be selected by a nominating committee comprised of one PSP nominee, one nominee of the Issuer and one of the independent directors then in office. The Issuer initially designated Dr. Rachesky as one of its three nominees to the Holdco board of directors. As previously disclosed in Amendment No. 5, Fund Management, as a party thereto, has certain rights and is subject to certain obligations under the terms of the Shareholders’ Agreement, including, among other things, with respect to securities of Holdco and certain transfers thereof.

     The foregoing discussion of the Shareholders’ Agreement is qualified in its entirety by reference to the Shareholders’ Agreement, which is incorporated herein by reference as Exhibit 10.3 to the Form 8-K.

     The Articles of Incorporation of Holdco set forth the terms of all classes of equity shares of Holdco. In addition, By-Law No. 1 of Holdco (the “By-Laws”) provide for certain matters with respect to the governance of Holdco. Certain provisions of Holdco’s Articles of Incorporation and By-Laws are referenced in the Shareholders’ Agreement. Copies of Holdco’s Articles of Incorporation and By-Laws are incorporated herein by reference as Exhibit 99.4 and 99.5, respectively, to the Form 8-K.

Page 14 of 23 Pages
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:
     The percentages set forth below are calculated based on information contained in (i) the Issuer’s Form 10-Q for the quarterly period ended June 30, 2007, which disclosed that there were 20,260,570 shares of Common Stock outstanding as of July 31, 2007. In all circumstances, the conversion or exchange of the convertible securities described herein and reported as being beneficially owned by certain of the Reporting Persons into shares of Common Stock will be subject to the Voting Limitation as further described in Item 4 to Amendment No. 5. All references in this Item 5(a) to “*” shall be references to such Voting Limitation.
     (a) (i) Master Account may be deemed the beneficial owner of 2,235,423 shares of Common Stock held for its own account (approximately 10.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,663 shares of Common Stock, (B) 162,650 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock and (C) 1,032,110 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock.
     (ii) Capital Partners (100) may be deemed the beneficial owner of 277,125 shares of Common Stock held for its own account (approximately 1.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 139,005 shares of Common Stock, (B) 18,810 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (C) 119,310 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.
     (iii) Advisors may be deemed the beneficial owner of 2,512,548 shares of Common Stock (approximately 11.6%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,663 shares of Common Stock held for the account of Master Account, (B) 162,650 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock, (C) 1,032,110 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock, (D) 139,005 shares of Common Stock held for the account of Capital Partners (100), (E) 18,810 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (F) 119,310 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.
     (iv) Institutional Partners may be deemed the beneficial owner of 2,120,249 shares of Common Stock held for its own account (approximately 10.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

Page 15 of 23 Pages
     (v) MHRA may be deemed the beneficial owner of 205,097 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (vi) MHRM may be deemed the beneficial owner of 305,004 shares of Common Stock held for its own account (approximately 1.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (vii) Institutional Advisors may be deemed the beneficial owner of 2,630,350 shares of Common Stock (approximately 13.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,120,249 shares of Common Stock held for the account of Institutional Partners, (B) 205,097 shares of Common Stock held for the account of MHRA and (C) 305,004 shares of Common Stock held for the account of MHRM.
     (viii) Institutional Partners II may be deemed the beneficial owner of 1,550,936 shares of Common Stock held for its own account (approximately 7.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,336 shares of Common Stock, (B) 80,680 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock and (C) 511,920 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock.
     (ix) Institutional Partners IIA may be deemed the beneficial owner of 3,907,333 shares of Common Stock held for its own account (approximately 18.0%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,414,383 shares of Common Stock, (B) 203,240 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (C) 1,289,710 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.
     (x) Institutional Advisors II may be deemed the beneficial owner of 5,458,269 shares of Common Stock (approximately 24.4%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,336 shares of Common Stock held for the account of Institutional Partners II, (B) 80,680 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock, (C) 511,920 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock, (D) 2,414,383 shares of Common Stock held for the account of Institutional Partners IIA, (E) 203,240 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (F) 1,289,710 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.
     (xi) Institutional Partners III may be deemed the beneficial owner of 7,009,310 shares of Common Stock held for its own account (approximately 25.7%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the

Page 16 of 23 Pages
Exchange Act). This number consists of (A) 954,150 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 6,055,160 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.
     (xii) Institutional Advisors III may be deemed the beneficial owner of 7,009,310 shares of Common Stock (approximately 25.7%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 954,150 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 6,055,160 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.
     (xiii) Fund Management may be deemed the beneficial owner of 17,610,477 shares of Common Stock (approximately 57.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     (xiv) Dr. Rachesky may be deemed the beneficial owner of 17,620,477 shares of Common Stock (approximately 57.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III, and (b) 10,000 restricted shares of Common Stock, 2,500 of which vested on May 22, 2007 (the "Grant Date"), 5,000 of which will vest on the first anniversary of the Grant Date, and 2,500 of which will vest on the second anniversary of the Grant Date.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 2,235,423 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,235,423 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
     (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 277,125 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 277,125 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
     (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 2,512,548 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,512,548 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

Page 17 of 23 Pages
     (iv) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.
     (v) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.
     (vi) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.
     (vii) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.
     (viii) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,550,936 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,550,936 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.
     (ix) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,907,333 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,907,333 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
     (x) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,458,269 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,458,269 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.
     (xi) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 7,009,310 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 7,009,310 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.
     (xii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 7,009,310 shares of Common Stock which may be deemed to be beneficially

Page 18 of 23 Pages
owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 7,009,310 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.
     (xiii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 17,610,477 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 17,610,477 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.
     (xiv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 17,620,477 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 17,620,477 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
     (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
     (iii) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.
     (iv) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.
     (v) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.
     (vi) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
     (vii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the

Page 19 of 23 Pages
securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
     (viii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth in Item 4 above is incorporated herein by reference.

Page 20 of 23 Pages
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Omnibus Agreement, dated as of October 30, 2007, by and among the Issuer, Loral Skynet, PSP, Red Isle and Telesat Holdings Inc. (formerly 4363205 Canada Inc.) (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 2, 2007)

2	Amending Agreement, dated as of October 31, 2007, between Red Isle PSP, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), the Issuer and Loral Skynet (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 2, 2007)

3	Shareholders’ Agreement, dated as of October 31, 2007, between PSP, Red Isle, the Issuer, Loral Space & Communications Holdings Corporation, Loral Holdings Corporation, Loral Skynet, John P. Cashman, Colin D. Watson, Telesat Holdings Inc. (formerly 4363205 Canada Inc.), Telesat Interco Inc. (formerly 4363213 Canada Inc.), Telesat Canada and Fund Management (incorporated by reference from Exhibit 10.3 to the Issuer’s Current Report filed on November 2, 2007)

4	Articles of Incorporation of Telesat Holdings Inc. (formerly 4363205 Canada Inc.) (incorporated by reference from Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed on November 2, 2007)

5	By-Law No. 1 of Telesat Holdings Inc. (formerly 4363205 Canada Inc.) (incorporated by reference from Exhibit 99.5 to the Issuer’s Current Report on Form 8-K filed on November 2, 2007)

Page 21 of 23 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 2, 2007	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

	By:	MHR Institutional Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

Page 22 of 23 Pages

MHR INSTITUTIONAL PARTNERS II LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

Page 23 of 23 Pages

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact